UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.2016 (MM/DD/YY) AND ENDING 12.31.2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11700 Cantrell Road
(No. and Street)

(City)	(State)	72223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Johnson 501.223.4342
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLC
(Name – *if individual, state last, first, middle name*)

400 W Capitol Avenue, Suite 2500	Little Rock	AR	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James Alger, President   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
 Simmons First Investment Group, Inc.   , as
of December 31   , 20 16   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



```
SARAH HOGUE
Notary Public-Arkansas
Pulaski County
My Commission Expires 11-10-2024
Commission # 12401812
```

_____   _____
                                                                              Signature

Sarah Hogue   Sarah Hogue   President
_____   _____
       Notary Public   Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Simmons First Investment Group, Inc.

Reports of Independent Registered Public Accounting Firm

and

Financial Statements

December 31, 2016 and 2015

Simmons First Investment Group, Inc.
December 31, 2016 and 2015

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors
Simmons First Investment Group, Inc.
Page 2

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

BKD LLP
CPAs & Advisors
400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Simmons First Investment Group (the Company) as of December 31, 2016 and 2015, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simmons First Investment Group, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 as of December 31, 2016 (supplemental information), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

Little Rock, Arkansas
February 28, 2017

Simmons First Investment Group, Inc.
Statements of Financial Condition
December 31, 2016 and 2015

	2016	2015
Assets		
Cash	$ 223,899	$ 269,719
Deposits with clearing organization	2,900,517	2,275,815
Securities owned at market value	--	4,397,770
Premises and equipment, net	236,947	60,096
Receivable from clearing organization	182,556	202,731
Customer Relationship Intangible net	1,665,333	1,836,167
Goodwill	1,885,428	1,885,428
Other Assets	58,545	104,441
TOTAL ASSETS	$ 7,153,226	$ 11,032,167
Liabilities		
Payable to clearing organization	$ --	$ 1,183
Accounts payable and accrued expenses	236,259	128,231
Income tax liability	121,769	33,187
Deferred tax liability	652,727	731,142
Total Liabilities	1,010,755	893,743
Stockholder's Equity		
Common stock; $1 par value; 10,000 shares Authorized; 5,000 shares issued and outstanding	5,000	5,000
Additional paid in capital	6,216,948	9,795,000
Retained earnings (deficit)	(79,476)	338,424
Total stockholder's equity	6,142,472	10,138,424
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 7,153,226	$ 11,032,167

Simmons First Investment Group, Inc.
Statements of Operations
December 31, 2016 and 2015

	2016	2015
Revenues		
Transaction revenue	$3,571,835	$3,272,631
Profit from underwriting and selling groups	310	56,579
Interest income	30,200	18,430
Gain (loss) on securities owned	9,365	(1,898)
Other Income	1,416	68,177
	3,613,126	3,413,919
Expenses		
Employee compensation and benefits	2,450,814	2,312,096
Brokerage and clearance fees	135,646	161,068
Regulatory fees	31,091	40,100
Financial information services	10,921	11,282
Communications and data processing	22,279	35,626
Occupancy expense	171,029	32,979
Operating supplies	26,959	29,110
Postage and delivery	24,377	23,440
Professional fees	46,302	35,690
Equipment expense	13,645	7,500
Book of Business Amortization	170,833	170,833
Other	299,302	133,117
	3,403,198	2,992,843
Income Before Income Taxes	209,928	421,076
Income Tax Provision	85,018	158,480
Income from continuing operations	$ 124,910	$ 262,596
Discontinued Operations:		
Loss from operations of discontinued Institutional division	886,057	772,237
Income Tax benefit	(343,247)	(290,670)
Loss from discontinued operations, net tax	(542,810)	(481,567)
Net Loss	($417,900)	($218,971)

Simmons First Investment Group, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2016 and 2015

	Common Stock	Additional Paid In Capital	Retained Earnings (deficit)	Total
Balance, January 1, 2015	$ 5,000	$ 9,795,000	$ 557,395	$ 10,357,395
Net Loss	--	--	(218,971)	(218,971)
Balance, December 31, 2016	5,000	9,795,000	338,424	10,138,424
Withdrawal of Equity Capital		(3,578,052)		(3,578,052)
Net Loss			(417,900)	(417,900)
Balance, December 31, 2016	$ 5,000	$ 6,216,948	$ (79,476)	$ 6,142,472

Simmons First Investment Group, Inc.
Statements of Cash Flows
Years Ended December 31, 2016 and 2015

	2016	2015
Operating Activities		
Net loss	$ (417,900)	$ (218,971)
Items not requiring (providing) cash		
Depreciation	40,361	5,735
Amortization	170,833	170,833
State and Fed income taxes	88,582	--
Deferred income taxes	(78,414)	37,092
Changes in		
Deposits with clearing organization	(624,70)	(364,791)
Trading securities	4,397,770	914,810
Other receivables	20,176	5,251
Other assets	41,881	(103,552)
Accounts payable and accrued expenses	108,028	(114,857)
Payable to clearing organization	(1,183)	(8,488)
Net cash provided by operating activities	3,745,432	323,062
Investing Activities		
Purchases of premises and equipment	(213,199)	(26,098)
Net cash (used in) investing activities	(213,199)	(26,098)
Financing Activities		
Net dividend returned to Holding Company	(3,578,052)	--
Bank Overdraft	--	(27,345)
Net cash used in financing activities	(3,578,052)	(27,345)
(Decrease) Increase in Cash	(45,819)	269,619
Cash, Beginning of Year	269,719	100
Cash, End of Year	$ 223,899	$ 269,719

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2016 and 2015

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Simmons First Investment Group, Inc. (the Company) (a wholly owned subsidiary of Simmons First National Bank (the Bank), which is a wholly owned subsidiary of Simmons First National Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

On October 14, 2016, the Corporation closed the Institutional Division of the broker dealer. The 2016 & 2015 audited financial statements represent 12 full months' financial results for the Institutional and Retail combined Divisions. As a result of the closure, the Company removed several lines of products and no longer offers Institutional services. Institutional services include principal transactions, agency transactions and participation in syndicate and selling groups of various underwriting activities. The Institutional service revenue is derived primarily from the sale of fixed-income securities, *i.e.*, U.S. government securities, U.S. agency securities, municipal securities, corporate bonds and money market instruments to both institutional and individual customers. Retail services include a wide range of products, including exchange traded equities, equities traded over the counter, options, mutual funds, unit investment trusts, variable annuities, municipal bonds, OTC corporate bonds and certificates of deposit. The Company is also registered as an Investment Advisor in seven states and offers investment advisory services on a fee basis.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers and promptly transmits all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2016 and 2015, no amounts were required to be segregated pursuant to federal and other regulations.

Securities Transactions

Trading activities are engaged in by the Company both for its own account and on behalf of its customers and are recorded on a trade date basis. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are also recorded on a trade date basis.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Goodwill

Goodwill is evaluated annually for impairment or more frequently if impairment indicators are present. A qualitative assessment is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value is less than the carrying value, then goodwill is tested further for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets with finite lives are being amortized on the straight-line basis over twelve years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized by the straight-line method over the terms of the respective leases or the estimated lives of the improvements, whichever is shorter.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealers.

Commissions

Customer's securities transactions are reported on a settlement date basis with related commission revenues and related expenses recorded on a trade date basis.

Underwriting

Underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Simmons Bank, and its parent, Simmons First National Corporation, and other affiliated companies. Each member's tax is computed on a separate return basis.

During the years ended December 31, 2016 and 2015, the Company received $274,995 and $52,140 from an affiliate for income taxes. As of December 31, 2016 and 2015, the Company has a payable to affiliate for income taxes of $121,769 and $33,187, respectively.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company files income tax returns in the U.S. federal jurisdiction and Arkansas and Tennessee state jurisdictions. The Company's income tax returns are open and subject to examinations from the 2013 tax year and forward.

Employee Benefit Plans

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2016 and 2015

At December 31, 2016 and 2015, the Company participated in both a 401(k) retirement plan and a profit sharing plan of the Corporation, which are described more fully in *Note 10*.

Reclassifications

Certain amounts in the prior period statement of operations have been reclassified to conform to the current period financial statement presentation. These reclassifications had no effect on previously reported net loss. *See Note 2.*

Note 2: Discontinued Operations

On October 14, 2016, the Corporation closed the Institutional Division of the broker dealer. As a result of the closure, the Corporation removed several lines of the products and no longer offers Institutional services. Cash flows deficit from Operating Activities for the Institutional Division represent $4,130,665 and $528,107 for 2016 and 2015, respectively. The Corporation did not report any cash flows from Investing and Financing Activities during 2016 and 2015 for the Institutional Division.

The following table represents the condensed results of operations from discontinued operations including amounts that have been reclassified for the year ended December 31, 2015 to conform to the current year presentation for the Institutional Division:

	2016	2015
Revenues		
Transaction revenue	$1,175,083	$771,541
Profit from underwriting and selling groups	16,483	16,920
	1,191,566	788,461
Expenses		
Operating Expenses	2,071,246	1,555,180
Other Expenses	6,377	5,518
	2,077,623	1,560,698
Loss from discontinued operations before income taxes	(886,057)	(772,237)
Income Tax Benefit	(343,247)	(290,670)
Loss from discontinued operations, net of tax	$ (542,810)	$ (481,567)

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2016 and 2015

Note 3:   Securities Owned

The fair values of securities owned are as follows:

	2016	2015
U.S. government-sponsored enterprises (GSEs)	$ --	$ 1,989,000
Money market funds	--	2,408,770
Total	$ --	$ 4,397,770

Note 4:   Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2016	2015
Leasehold Improvements	$ 345,291	$ 104,893
Equipment and Furniture & Fixtures	191,926	219,125
	537,217	324,018
Less accumulated depreciation	300,270	263,922
Net premises and equipment	$ 236,947	$ 60,096

Note 5:   Receivable From and Payable to Clearing Organizations

Amounts receivable and payable to clearing organizations at December 31, 2016 and 2015, consisted of $182,556 and $202,731, respectively, in fees and commissions receivable and $0 and $1,184, respectively, in fees and commissions payable. The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 6:   Other Intangible Assets

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2016 and 2015

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2016 and 2015, were:

| | 2016 | | 2015 | |
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer Relationship	$2,050,000	$384,667	$2,050,000	$213,833

Amortization expense for the years ended December 31, 2016 and 2015, was $170,833 and $170,833, respectively. Estimated amortization expense for each of the following five years is:

2017	$ 170,833
2018	170,833
2019	170,833
2020	170,833
2021	170,833

Note 7:   Income Taxes

The income tax benefit includes the following components:

	2016	2015
Current tax benefit	$ 177,949	$ 198,279
Deferred income tax benefit (expense)	80,279	(66,089)
Income tax benefit	$ 258,228	$ 132,190

A reconciliation of income tax benefit at the statutory rate to the Company's actual income tax expense is shown below:

	2016	2015
Computed at the statutory rate (35%)	$ 236,645	$ 122,906
Increase (Decrease) resulting from:		
Nondeductible meals and entertainment	(8,067)	(8,013)
State income taxes, net of U.S. federal income tax effects	29,431	17,297
Other differences, net	219	--
Income tax benefit	$ 258,228	$ 132,190

The tax effects of temporary differences related to deferred taxes shown on the balance sheet were:

	2016	2015
Deferred tax assets		
Vacation accrual	$ 16,086	$ 17,743
Wages accrual	--	9,728
Other	520	342
	$ 16,606	$ 27,813
Deferred tax liabilities		
Depreciation	$ (1,136)	$ (11,163)
Prepaid expense	(3,398)	(27,556)
Customer relationship intangible	(664,779)	(720,236)
	(669,333)	$ (758,954)
Net deferred tax liability	$ (652,727)	$ (731,142)

Note 8:   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 and 2015, the Company had:

	2016	2015
Net capital, as defined	$2,238,207	$6,125,385
Required net capital	250,000	250,000
Excess Net Capital	$1,988,207	$5,875,385
Ratio of aggregate indebtedness to net capital	0.1600 to 1	0.0265 to 1

Note 9: Related Party Transactions

The Company has entered into agreements with the Bank where the Bank has agreed to provide various services for the Company and share the cost of employment of certain associates who are also active officers of the Bank. The Company also records its share of expenses for services provided by the Bank from the Company's expense-sharing agreement entered into during the period ended December 31, 2016 and 2015. At December 31, 2016 and 2015, the Company had recognized corporate service expenses in the amount of $56,712 for both years and $248,227 for construction in progress reimbursement for 2016. At December 31, 2016 the company had $121,769 income tax payable to the Company and $33,187 at December 31, 2015. Net reimbursement from the Bank for services and personnel expenses in 2016 and 2015 amounted to $217,009 and $215,129 respectively.

The Company's cash held by the Bank was $223,286 and $266,961 at December 31, 2016 and 2015, respectively.

Note 10: Employee Benefit Plans

The Company participates in a corporate-wide 401(k) retirement plan covering substantially all employees of the Corporation. The Company has also participated in a corporate-wide profit sharing and employee stock ownership plan (ESOP) covering substantially all employees of the Corporation. Effective December 31, 2016, the ESOP was merged into the Corporation's 401(k) retirement plan. This merger will allow participants to fully diversify their ESOP account balance and have reporting access to all retirement account balances in one place. The Company's contribution expense to the plans totaled $113,224 and $74,199 in 2016 and 2015, respectively.

Note 11: Significant Estimates and Concentrations

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2016 and 2015

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Transaction Revenue

In 2016 and 2015 the Company did not generate more than 10% of total transaction revenue from any single customer.

Note 12:   Disclosures about Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Owned

Securities owned are the only material instruments valued on a recurring basis that are held by the Company at fair value. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset-backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The following table presents estimated fair values of the Company's financial instruments. The Company did not have any security positions as of December 31, 2016

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2016 and 2015

	Fair Value	Quote Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2015				
U.S. government-sponsored enterprises (GSEs)	$1,989,000	-	$1,989,000	-
Money market funds	$2,408,770	$2,408,770	-	-

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Money Market Funds

The carrying amount approximates fair value.

US Government Sponsored Enterprises (GSEs)

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2016 and 2015

Note 13: Leases

The Company has one operating lease for the office space located at 11700 Cantrell Road, Little Rock, AR 72223. This Lease will expire on January 30, 2022.

Future minimum lease payments under operating leases are:

	Operating Leases
2017	$130,404
2018	133,666
2019	137,008
2020	140,433
2021	143,944
Thereafter	143,944
Total minimum lease payments	$829,399

Note 14: Subsequent Events

Subsequent events have been evaluated through February 28, 2017, which is the date the financial statements were issued.

Supplementary Information

Simmons First Investment Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

NET CAPITAL

Total Stockholder's Equity		$6,142,472
Deductions of Non-Allowable Assets:		
Fixed assets	236,947	
Other assets – CRD Deposits	1,956	
Prepaid Expenses	43,060	
Goodwill	1,885,428	
Customer relationship intangible	1,665,333	
Miscellaneous Assets	(3,330)	
Other non-allowable investments	13,530	
Total Non-Allowable Assets	3,842,924	
Haircuts on securities	61,341	
Total Deductions		(3,904,265)
Net Capital		2,238,207
Minimum required net capital		250,000
Net capital in excess of minimum requirement		$1,988,207
Aggregate Indebtedness		
Accounts payable and accrued expenses		$358,028
Ratio of Aggregate Indebtedness to Net Capital		0.16 to 1

There were no variances between this computation of net capital and the registrant's amended computation filed with Part II of Form X-17A-5 as of December 31, 2016. Accordingly, no reconciliation is necessary.

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession and Control Requirements of the Securities and Exchange Commission
December 31, 2016

The Company is not required to file the above schedules, as it has claimed an exemption from the securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii).

BKD LLP
CPAs & Advisors
400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have reviewed management's statements, included in the accompanying *Rule 15c3-3 Exemption Report*, in which (1) Simmons First Investment Group, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Little Rock, Arkansas
February 28, 2017

Simmons First Investment Group, Inc.'s Exemption Report

Simmons First Investment Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)*.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Simmons First Investment Group, Inc.

I, James Alger, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



James Alger
Chief Compliance Officer, SVP

February 24, 2017

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Simmons First Investment Group, Inc. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Board of Directors
Simmons First Investment Group, Inc.
Page 2

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

BKD, LLP

Little Rock, Arkansas
February 28, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2635*********************MIXED AADC 220
51795 FINRA DEC
SIMMONS FIRST INVESTMENT GROUP INC
11700 CANTRELL RD
LITTLE ROCK AR 72223-1705

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 8,168

B. Less payment made with SIPC-6 filed (exclude interest) (4,277)

07/25/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,890

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,890

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Simmons First Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

[Signature]
(Authorized Signature)

Dated the 31 day of January, 2017.

FinOp, AVP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 4,804,692

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

56,712

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

235

Total additions

56,947

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

1,309,310

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

135,646

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

9,600

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

140,081

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions

1,594,637

2d. SIPC Net Operating Revenues

$ 3,267,002

2e. General Assessment @ .0025

$ 8,168

(to page 1, line 2.A.)